SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 23rd, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Exhibit 99-1
Exhibit 99-2
Exhibit 99-3
Exhibit 99-4

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated April 23rd, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
17 April, 2007
SCOR has complied with all applicable legal and regulatory provisions in connection with its tender offer on Converium
SCOR takes note of the complaint filed on April 16, 2007 by Converium Holding AG in the United states District Court for the Southern District of New York. SCOR has complied with all applicable legal and regulatory provisions in connection with its tender offer on Converium and intends to defend itself vigorously against the unfounded allegations of Converium’s top management.
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*      *
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
The Offer and the offer prospectus (the Offer Prospectus) which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Offer is not subject to any formality, registration or approval outside Switzerland (except for the Offering Circular). The Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Offer from any such jurisdiction. It is not intended to extend the Offer to any such jurisdictions. Documents related to the Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the new SCOR shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
U.S. Restrictions
Documents in relation to the Offer do not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. The Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. Accordingly, neither copies of the Offer Prospectus nor any other document relating to the Offer are being made available and should be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving the Offer Prospectus or any other documents relating to the Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US. Persons.
U.K. Restrictions
Documents in relation to the Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of the Offer Prospectus, this communication or any other information in relation to the Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the documents relating to the Offer relate is available only to relevant persons and will be engaged in only with relevant persons.

Exhibit 99-2
19 April, 2007
SCOR will pursue the creation of the Top 5 global multi-line reinsurer and regrets Converium’s Board of Directors position
SCOR takes notice of Converium’s official Board of Directors’ reports relating to SCOR’s tender offer (the “Offer”) in accordance with article 29 (1) of the Swiss Federal Act on Stock Exchanges and Securities Trading and with section 14(d)(9) of the US Securities Exchange Act of 1934.
SCOR regrets the Converium Board of Directors’ decision to recommend to its shareholders rejecting the offer of SCOR. Nevertheless, SCOR is confident that Converium shareholders will acknowledge the merit of the combination with SCOR, which means:
• a very significant premium for their shares
• the benefits resulting from the creation of a powerful top 5 global multi-line reinsurer
• the value creation resulting from the combined entity’s stronger global competitive position (strengthened diversification effect and large synergy potential).
After a careful review of the Converium Board reports, SCOR wishes to make the following specific comments and to draw attention to significant factual errors in Converium’s reports.
1. The SCOR Offer is the best option for Converium’s shareholders
When stating that it “recommends that [Converium shareholders] reject the unsolicited offer and not tender [their] shares pursuant to the Offer”, Converium Board of Directors refuses to see that SCOR’s “Dynamic Lift” plan offers better return targets (see point 7) and a lower risk profile than the Converium standalone “Roadmap”.
The “Dynamic Lift” plan for SCOR and Converium aims to deliver five key results leading to strong value creation for shareholders:
•	a self-financed Group development over 3 years based on endogenous capital production
•	a double digit Earnings Per Share growth over the period 2007-2010
•	a ROE of 900 bps above the risk free rate over the cycle
•	efficient return of excess capital to shareholders
•	an A+ level of security by 2010.
On the contrary, the Converium standalone “roadmap” disclosed shortly after the announcement of the Offer involves high execution risk by (i) assuming a too favourable business environment, (ii) higher volatility in earnings because of a lack of critical mass and (iii) aggressive capital adjustments.
While preparing “Dynamic Lift”, SCOR carefully assessed the current industry outlook and considered that the non life market entered into a post-peak phase. In such phase, a double digit annual growth rate in revenues cannot be expected on a profitable basis. This compares with Converium “roadmap” that assumes a much more favourable business environment, thus underestimating execution risk on a standalone basis: Converium premium growth rate assumptions of 18 % per year in treaty and 43 % in specialities appear very aggressive in the context of a slowing non-life market. Such rates would have been very optimistic even in the hard markets of the past few years and combined with the catch-up phase following the return to an “A-” rating.
In addition, today, because of a less diversified business portfolio and a lack of critical mass on a stand alone basis (in terms of clients, lines of business and geographic areas) Converium uses more capital per risk unit. This results in more volatile earnings for its shareholders. According to SCOR calculation, when combined to the SCOR life business and largely additive non-life portfolios, thanks to the diversification effect and critical mass, the Converium capital could be optimised, reducing the capital used per euro of turnover by 25 to 30 % and the volatility of earnings by some 20%.
The Converium “roadmap” ROE relies mainly on the re-leveraging of the balance sheet by returning CHF 366 million (EUR 223 million) by way of capital reduction, increasing the risk profile of the group, which could be challenging in a slowing business environment.
Obviously, no standalone scenario will be able to generate cost savings in the amounts anticipated by 2009 when the combination will take full effect (EUR 65 million pre-tax synergies). These cost synergies do not include additional cost savings and revenue synergy potential linked to increased pricing power, to cross fertilization of best practices of the two organizations and to combined optimization of retrocession and funding as well as expected tax optimisation.
2. SCOR offers a very fair price to Converium shareholders
The Converium Board of Directors states that “the offer undervalues Converium”.
First, we note that the Converium Board did not offer a valuation of Converium nor did it refer to any third party’s valuation or fairness opinion. It seems that the Converium Board’s statement is more an expression of subjective opinion rather than the result of a thorough analysis and evaluation based on customary methods.
Based on the latest reasonable reference date of January 4, 2007, at which point Converium’s share price was unaffected by specific takeover rumours, the premium SCOR offers to Converium shareholders is 26.8%. This premium paid by SCOR is fully in line with the median of the premiums paid in similar situations in Switzerland which stand at 26%.
The average fair value of Converium published by the six leading equity analysts1 following the publication of Converium’s “Roadmap” is CHF 18.50 per share. Our Offer represents a 20% premium to this value.
The Offer premiums mentioned in Converium’s reports are inappropriate as they are based on affected share prices which already incorporate a takeover premium. Converium’s share price had already been subject to significant speculation since Friday January 5, 2007 and Saturday January 6, 2007 following Paris Re’s CEO statement that Paris Re could be interested in Converium; consequently Converium’s share rose by 8.75% on January 8, 2007 in very high volumes of trades. Before these rumours, Converium share price closed at CHF16.65 on January 4, 2007.
Since the date of announcement of SCOR’s intention to launch an offer on Converium, Converium’s share price has been driven mostly by that of SCOR. Over the period February 19, 2007 – April 13, 2007, the correlation between SCOR share price performance and Converium share price performance on a daily basis is around 95%. Therefore the trading of Converium shares per se cannot be used as a relevant independent reference anymore – the premium offered by SCOR is included in the Converium share price.
3. SCOR’s strong currency is driving the value of Converium significantly above its fair standalone value
The Converium Board of Directors states that “the integration of Converium into SCOR will destroy shareholder value for all Converium shareholders who receive SCOR shares as part of the offer consideration”.
SCOR’s demonstrated through its very strong 2006 results and its rapid and successful turnaround, which has preceded that of Converium by two to three years in all key aspects, including the return to profitability and the achievement of a “A” level rating, that it has a very strong acquisition currency in absolute terms and specifically in relation to the Converium share. Market reaction has been unanimously positive, taking the share price above EUR 22.
At current market prices, Converium shareholders are being offered around CHF 22 per share and the Converium share price has been trading in line with the counter-value of the Offer consideration.

	Implied offer	Converium price	Implied premium
Date	price (CHF)	(CHF)	/ (discount)

04/04/07	21.49	21.75	-1.2%
05/04/07	21.53	21.75	-1.0%
06/04/07	21.55	21.75	-0.9%
09/04/07	21.59	21.75	-0.7%
10/04/07	21.64	22.00	-1.6%
11/04/07	22.04	21.85	0.9%
12/04/07	22.01	22.10	-0.4%
13/04/07	22.14	22.40	-1.1%
16/04/07	22.05	22.35	-1.4%

Source: Datastream, closing prices

[1]	Merrill Lynch, 1 March 2007, Helvea, 1 March 2007, Cheuvreux, 1 March 2007, Citigroup, 13 March 2007, Deutsche Bank, 20 March 2007, HSBC, 30 March 2007.

In addition, in agreement with French law, two independent auditors appointed by the President of the Tribunal de Commerce de Nanterre have reviewed the valuation and fairness offered by SCOR to Converium as part of the Patinex AG and Alecta pensionsforsäkring transactions. The terms being offered to all Converium’s shareholders are equivalent to those agreed with both Patinex AG and Alecta pensionsforsäkring. The report is available in Appendix 1 “Rapport des _quitable_es aux apports sur la valeur des apports” of the Document E filed to AMF (« Autorité des Marchés Financiers») on April 10, 2007. This shows that the fair, standalone valuation of Converium, through a series of measures, is below the offered price but that they consider the offer as fair (“_quitable”) to SCOR shareholders given the level of synergies arising from the transaction.
4. The price offered by SCOR to Converium’s shareholders specifically takes into account the recent Standard & Poor’s upgrade
The Converium Board of Directors states that “the opportunistic timing of the Offer disadvantages Converium’s shareholders”.
The Standard and Poor’s rating upgrade on March 1st, 2007 for Converium was widely anticipated by the market and Converium’s share price did not react positively to the news (Converium share price actually closed down by -2.66% on March 1st, 2007). The rating upgrade was already implicit during Converium’s renewals conference call on February 15, 2007.
Besides, Converium is still rated in the “B” range by AM Best and Fitch whereas SCOR is rated in the “A” range by all four rating agencies.
5. SCOR anticipates limited execution risk and reduced earnings volatility for the combined Group
The Converium Board of Directors states that “the Offer carries significant business, integration and execution risks”.
From a business viewpoint, SCOR cannot accept the rationale behind the Converium Board of Directors rejection. The Converium Board of Directors estimates that the combination could mean a loss of “up to approximately USD 800 million” in premium income. After careful examination of its book, SCOR is confident that the potential loss of business due to overlap should not exceed a maximum of EUR 270 million in 2010 in gross written premiums. This potential loss is already fully taken into account in the “Dynamic Lift” plan. Besides, SCOR has the intention to pursue and deepen the relationship with both GAUM and MDU and has allocated increased capital to these lines of business in the “Dynamic Lift” plan.
We believe there are strong similarities between the cultures of SCOR and Converium, particularly considering our respective trajectories in the past few years. Moreover, there is a strong natural fit in the expertise and experience Converium employees will bring to the combined Group and the opportunities for growth that the combined Group can offer to Converium. The proposed combination represents a great project for all underwriters and reinsurance professionals of both companies. It means access to more resources, to better tools and models, to upgraded risk management and to a larger platform of services and skills for every underwriter in both companies’ markets and business lines, for every manager and for every actuary.
Staff from both groups will benefit from enhanced professional opportunities, greater mobility and a higher skills environment thanks to a three-hub organizational structure in Europe arranged around Zurich, Paris and Cologne that will provide flexibility and is an optimal performance structure from the point of view of the financial services industry.
6. SCOR applies strict corporate governance.
SCOR applies very strict corporate governance rules. As recommended in the evaluation carried out in January 2003 by an independent Director and in accordance with the criteria laid down in the 2002 Bouton Report in France and the recommendations of the New York Stock Exchange, the Board of Directors comprises:
•	a majority of non-executive Directors

•	a wide range of expertise

•	a strong international perspective
representatives of shareholders ensuring the alignment of interest.
SCOR Directors are offered reasonable director fees of EUR 36 000 per year.
The Document de reference of SCOR contains a comprehensive description of the specific Committees at the Board level: Strategic Committee, Accounts and Audit Committee, Compensation and Nominations Committee, Risk Committee.
The separation of functions between Chairman of the Board and Chief Executive Officer is discussed every year at the Nomination and Remuneration committee. This separation is in no way required by the rules applicable at the level of SCOR S.A.

7. The lack of due care in reviewing the SCOR Offer results in factual errors, potentially misleading shareholders
SCOR wishes to correct two major errors made in Converium’s reports.
The Converium Board of Directors states that “SCOR’s [ROE] 13% target is not comparable to Converium’s 14% target as it is based on tangible equity which includes a deduction for sizeable intangibles on SCOR’s balance sheet post transaction”, with “SCOR’s pro forma ROE calculated on a comparable basis to that of Converium at around 11%”.
This is a factual error. The “Dynamic Lift” plan is expected to deliver a 13% ROE over the cycle, with all intangible items post transaction included in equity. Based on tangible equity only (i.e. after elimination of all intangible items post transaction), the corresponding ROE exceeds 16%, much above the Converium targeted ROE of 14% by 2009 under the unrealistic assumptions underlying its “Roadmap”.
The Converium Board of Directors states that “SCOR anticipates a combined capital adequacy ratio barely reaching the level required for an “A-” rating by the end of 2007 with limited hybrid capacity, putting SCOR’s rating at risk in the event of adverse developments or increasing the likelihood of future equity capital raising to finance its growth”.
SCOR strongly refutes this erroneous assertion. SCOR published in its “Dynamic Lift” plan capital materially above the S&P “A-” target capital level in 2007 and thereafter, based on the proposed revised S&P model as published in November 2006 which incorporates enhanced capital requirements (particularly on specialty lines), while Converium based its calculations on the former, less capital-demanding version.
These major errors, potentially misleading shareholders, could have been avoided if the Converium Board of Directors had taken the opportunity offered by SCOR on several occasions to discuss the compelling opportunity presented in the “Dynamic Lift” strategic plan for the proposed combined SCOR+Converium Group.
8. SCOR reiterates that the proposed SCOR+Converium combination is friendly in nature and that the unilateral characterization of the offer by Converium as hostile is therefore entirely unfounded.
SCOR made very significant proposals, which were rejected by Converium’s Chairman without any discussion :
• SCOR will integrate Converium expertise within the combined group by welcoming the Converium management and employees to key positions within the Group;
• all current Board members of Converium are offered to become members of the Board of the combined Group and of its Committees;
• the members of Converium’s Global Executive Committee are offered specific key Management positions in the combined Group2;
• Zurich will become one of the three European key hubs of the combined Group with a major operating company having worldwide responsibilities for various business lines;
• SCOR publicly announces its intention to apply for a secondary listing of SCOR on the SWX Swiss Exchange upon completion of the contemplated combination;
• SCOR offers Converium shareholders who tender theirs shares into the Offer their portion of the 2006 SCOR dividend or the equivalent thereof in cash.
Despite the official position of the Converium Board, SCOR will continue to follow its open and friendly approach favouring constructive dialogue with the unique goal of acting in the best interests of the two companies and their shareholders.
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007

[2]	SCOR notes that the letter sent in this regard by SCOR dated as of February 23, 2007 is missing from Converium Schedule 14D-9 filed with the S.E.C. This document is available on www.scor.com.

This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium.
The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) for the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus regarding the New SCOR Shares and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have each been registered with the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Admission Prospectus and the Document E are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of the Admission Prospectus and of the Document E will be addressed without charge upon request.
U.S. Restrictions
This communication and any documents in relation to the Tender Offer do not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. Accordingly, neither copies of this communication, the Offer Prospectus nor any other document relating to the Tender Offer are being made available and should be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US. Persons.
U.K. Restrictions
This communication and any documents in relation to the Tender Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of the Offer Prospectus, this communication or any other information in relation to the Tender Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the documents relating to the Tender Offer relate is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and

“could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by the documents on this website, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus and para. 3.1 of the Document E for certain specific risk factors relating to the transactions to which they relate.

Exhibit 99-3
20 April, 2007
The European Commission gives its green light to the combination of
SCOR and Converium
SCOR is pleased to announce that the European Commission decided on 20 April 2007 to approve the combination between Converium (Converium Holding AG) and the SCOR Group (SCOR S.A.). The Commission decided not to oppose this combination and to declare it compatible with the common market and with the EEA Agreement.
This decision marks an important step in the combining of SCOR and Converium, which will lead to the constitution of a Group, which will stand amongst the top-5 global reinsurers.
This decision follows the approval of other relevant anti-trust authorities : in Germany, the Bundeswettbewerbsbehörde (Federal Competition Authority) and the Bundeskartellamt (Federal Cartel Office), in Korea, the KFTC (Korean Fair Trade Commission) and in the United States, the exemption decision of the FTC (Federal Trade Commission).
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium.
The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) for the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus regarding the New SCOR Shares and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have each been registered with the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Admission Prospectus and the Document E are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of the Admission Prospectus and of the Document E will be addressed without charge upon request.

U.S. Restrictions
This communication and any documents in relation to the Tender Offer do not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. Accordingly, neither copies of this communication, the Offer Prospectus nor any other document relating to the Tender Offer are being made available and should be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US. Persons.
U.K. Restrictions
This communication and any documents in relation to the Tender Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of the Offer Prospectus, this communication or any other information in relation to the Tender Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the documents relating to the Tender Offer relate is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by the documents on this website, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus and para. 3.1 of the Document E for certain specific risk factors relating to the transactions to which they relate.

Exhibit 99-4
23 April, 2007
SCOR reiterates that it has complied with all applicable legal and regulatory provisions in connection with the Offer
SCOR takes note of the Swiss Takeover Board’s Recommendation I dated April 20, 2007 to extend the cooling-off period by an additional 10 Swiss trading days to May 7, 2007 due to the uncertainty of the impact of the complaint filed on April 16, 2007 by Converium Holding AG (“Converium”) in the United States District Court for the Southern District of New York (the “Complaint”) on SCOR’s public tender offer in Switzerland for all publicly held registered Converium shares (the “Offer”). As a result of such proposed extension of the cooling-off period, the Offer period will now run from May 8, 2007 until June 6, 2007, 4:00 p.m. CET, subject to extension in accordance with the provisions of the offer prospectus. SCOR, however, reserves its right to reject the Swiss Takeover Board’s Recommendation I during a period a 5 trading days as from its notification, pursuant to and in accordance with applicable laws and regulations.
In its Complaint, Converium alleges that SCOR failed to comply with certain disclosure requirements imposed by the United States securities laws in connection with its Offer. More specifically, Converium claims that (i) the Offer has triggered the application of the provisions of the Securities and Exchange Act of 1934 (the “Exchange Act”) governing tender offers, and that SCOR has violated section 14(d) of the Exchange Act, which requires certain disclosures in connection with tender offers, and section 14(e) of the Exchange Act and (ii) SCOR violated Section 13(d) of the Exchange Act, by failing to disclose that SCOR and Patinex “acted as a group” in connection with the Offer. In this context, Converium filed a motion for expedited discovery on April 18, 2007.
At a hearing held on April 19, 2007, the court determined the only issue “that is appropriate [for discovery] at this stage of the case” is on the “very focused subject” of “what, if anything, SCOR did that could be characterized as a use of the means of interstate commerce within the meaning of the Williams Act.” The court expressly declined to permit Converium discovery on any other aspect of the Offer or on its allegations that SCOR and Patinex acted as a “group” as defined by the U.S. securities laws.
SCOR reiterates that it has complied with all applicable legal and regulatory provisions in connection with the Offer and will continue to defend itself vigorously against the unfounded allegations of Converium.
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium.
The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) for the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus regarding the New SCOR Shares and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have each been registered with the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Admission Prospectus and the Document E are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of the Admission Prospectus and of the Document E will be addressed without charge upon request.
U.S. Restrictions
This communication and any documents in relation to the Tender Offer do not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. Accordingly, neither copies of this communication, the Offer Prospectus nor any other document relating to the Tender Offer are being made available and should be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US. Persons.
U.K. Restrictions
This communication and any documents in relation to the Tender Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of the Offer Prospectus, this communication or any other information in relation to the Tender Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the documents relating to the Tender Offer relate is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by the documents on this website, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus and para. 3.1 of the Document E for certain specific risk factors relating to the transactions to which they relate.